Seward & Kissel LLP
                               901 K Street, N.W.
                                   Suite 800
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                             December 23, 2013

VIA EDGAR
---------

Ms. Deborah O'Neal Johnson
Ms. Laura Hatch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

   Re: AllianceBernstein Cap Fund, Inc. - AllianceBernstein
       Concentrated Growth Fund
       Proxy Statement/Prospectus
       File No. 811-01716
       -----------------------------------------------------

Dear Ms. O'Neal Johnson and Ms. Hatch:

            This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") with respect to the Form N-14 filing ("Registration Statement") for AllianceBernstein Cap Fund, Inc. - AllianceBernstein Concentrated Growth Fund (the "Acquiring Fund") regarding the Acquiring Fund's acquisition of W.P. Stewart & Co. Growth Fund, a series of Investment Managers Series Trust (the "Acquired Fund", and together with the Acquiring Fund, the "Funds"), as provided orally to Anna C. Leist of this office on December 16, 2013. The Staff's comments and our responses are discussed below.(1)

--------------------
1 Capitalized terms have the same meaning as in the Proxy Statement/Prospectus unless otherwise defined.



Prospectus
----------

Comment 1:        Notice of Special Meeting of Shareholders: The Notice of
                  Internet Availability of Proxy Materials should appear in bold font.

Response:         We have revised the disclosure in response to this comment.

Comment 2:        Questions and Answers, #3: Will securities be sold as a result of the merger? If so, disclose the amount in dollars or as a percentage of the portfolio, and disclose the possibility of gains as a result of such sale that would result in taxable distributions to shareholders.

Response:         Securities will not be sold as a result of the merger.

Comment 3:        Questions and Answers, #3: In the second bullet point,
                  disclose that the gross expense ratios of the Funds would be significantly higher and that fees would increase in the absence of the expense limitation agreements.

Response:         We have revised the disclosure in response to this comment.

Comment 4:        Cover Page of Proxy Statement/Prospectus: In the first
                  paragraph state that the Meeting will be held at 3:00 p.m.
                  Eastern time, as stated in the Letter to Shareholders and Questions and Answers.

Response:         We have revised the disclosure in response to this comment.

Comment 5:        Proposal: Confirm in your response that the tax-free nature of the Acquisition is a condition precedent of the Acquisition.

Response:         Pursuant to Section 8 of the Agreement and Plan of Acquisition
                  and Liquidation, included as Appendix A to the Proxy
                  Statement/Prospectus, Bingham McCutchen LLP shall issue an opinion as a condition precedent to the Acquisition describing the tax-free nature of the Acquisition.

Comment 6:        Summary - Comparison of Investment Advisory Fees: Include a
                  description of the terms and conditions under the advisory agreement for the reimbursement to the Adviser by the Acquiring Fund of the Adviser's cost of providing certain administrative services to the Acquiring Fund. Include this description in this narrative and in the fee table that follows.

Response:         We have revised the narrative disclosure in response to this comment. We have not revised the fee table as this is not fee table disclosure required by Form N-1A.

Comment 7:        Summary - Comparison of Expenses: Further describe the gross expenses of the Acquiring Fund.

Response:         We have revised the disclosure in response to this comment.

Comment 8:        Summary - Comparison of Expenses: The expense limitation
                  agreement for the Acquiring Fund must be in place for at least one year from the effective date of the Registration
                  Statement. Please confirm and include the date such agreement will extend until in any instance in which the effective period of the expense limitation agreement is referred to in the Registration Statement.

Response:         We have revised the disclosure in response to this comment.
                  The expense limitation agreement will be effective until March
                  1, 2015, and will continue in effect thereafter from year-to-year unless terminated by the Adviser 60 days prior to the end of its then current term.

Comment 9:        Information about the Acquisition - Description of the Plan:
                  Add disclosure describing the differences in the valuation methods and policies of the Acquired Fund and Acquiring Fund.
                  If there are no differences, disclose this fact in your response.

Response:         The Acquired Fund and Acquiring Fund's valuation methods and policies are substantially similar. The Funds value their securities at current market value determined on the basis of market quotations or, if market quotations are not readily available or are unreliable, at "fair value" as determined in accordance with procedures established by and under the general supervision of the Boards.

Comment 10:       Appendix C - Fee Information: Delete the parentheticals "(as a percentage of offering price)" and "(as a percentage of offering price or redemption proceeds, whichever is lower)" in the Shareholder Fees table.

Response:         We have revised the Shareholder Fees table in response to this comment.

Comment 11:       Appendix C - Fee Information: If acquired fund fees and
                  expenses are greater than one (1) basis point, disclose this fact in the footnotes to the Annual Fund Operating Expenses table.

Response:         Acquired fund fees and expenses will not be greater than one
                  (1) basis point.

Statement of Additional Information
-----------------------------------

Comment 12:       Rule 488 under the Securities Act of 1933 states that a
                  registration statement may not become automatically effective pursuant to the Rule if it appears "incomplete or inaccurate in any material respect". The Statement of Additional
                  Information ("SAI") contains certain incomplete or bracketed information regarding the Acquiring Fund. Confirm that a filing of the Registration Statement will be made which contains all final information.

Response:         The Acquiring Fund will file a complete SAI under Rule 497 that contains all final information.

Comment 13:       Part C - Item 16: A form of opinion and consent of counsel as to tax matters should be included as an exhibit to a registration statement in lieu of a final opinion pursuant to
                  Item 16(12) of Form N-14. Confirm that such a form of opinion will be included going forward.

Response:         This is to confirm that a form of opinion as to tax matters will be included as an exhibit in future filings.


                                     * * *

            We hereby acknowledge that (i) the Acquiring Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Acquiring Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

            If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                            Sincerely,

                                                            /s/ Anna C. Leist
                                                            ------------------
                                                            Anna C. Leist


cc:      Emilie D. Wrapp, Esq.
         Eric Freed, Esq.
         Nancy E. Hay, Esq.
         Joy Ausili
         Kathleen K. Clarke, Esq.